Exhibit 12.1

	Year Ended December 31, 2004	Year ended December 31, 2003	For the Period April 1, 2002 through December 31, 2002	For the Period January 1, 2002 through March 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(In thousands)
Computation of Ratio of Earnings to Fixed Charges(1):
Consolidated pretax loss from continuing operations	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)
Interest expense	39,722	41,029	28,601	8,064	29,570	10,064
Interest portion of rental expense	5,415	5,313	4,521	1,030	2,870	1,038
Earnings	$(9,677)	$(50,615)	$(451,586)	$(17,742)	$(44,501)	$(38,978)
Interest expense	39,722	41,029	28,601	8,064	29,570	10,064
Interest portion of rental expense	5,415	5,313	4,521	1,030	2,870	1,038
Fixed Charges	$45,137	$46,342	$33,122	$9,094	$32,440	$11,102
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—
Coverage deficiency	$(54,814)	$(96,957)	$(484,708)	$(26,836)	$(76,941)	$(50,080)

(1)	For purposes of the table above, earnings to fixed charges is calculated based upon our consolidated financial statements. For the periods presented, earnings were inadequate to cover fixed charges. "Earnings" represent the aggregate of (a) our loss before giving effect to income taxes and (b) fixed charges. "Fixed charges" represent interest expense, the amortization of capitalized debt costs and original issue discount and the portion of rental expense on operating leases deemed to be the equivalent of interest.